February 2, 2006
Andrew G. Lampereur
Executive Vice President and Chief Financial Officer
Actuant Corporation
6100 North Baker Road
Milwaukee, Wisconsin  53201

	Re:	Actuant Corporation
		Form 10-K for the Fiscal Year Ended August 31, 2005
		Filed November 10, 2005
		Form 10-Q for the Fiscal Quarter Ended November 30, 2005
		File No. 1-10905

Dear Mr. Lampereur:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document or revise in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 13
Results of Operations, page 13

1. We note your discussion of the significant decline in your RV market included in your Forms 10-Q and 10-K for the fiscal year 2005 and your Form 10-Q for the fiscal quarter ended November 30, 2005. Please advise us about the major events and circumstances which have adversely impacted your RV business over the last 5 quarters. Also, please elaborate on the OEMs` efforts to reduce excess inventory, and clarify for us the period that you first became aware that the OEMs` had an excess inventory problem. Please clarify for us whether your
RV business generated operating losses and/or cash flow deficits in fiscal 2005 and in the quarter ended November 30, 2005. Finally, please tell us the carrying value of assets in your RV business (including any goodwill) and discuss whether there is a material uncertainty over the recoverability of these assets. It appears that the disclosures in future filings could be enhanced to more fully communicate the specific business, economic and competitive factors that have materially impacted the operating results of your RV business.

2. We note on page 15 you state that gross profit margin for your Tools & Supplies segment decreased due to product buybacks within the electrical business for two major retail home center customers. Please tell us more about the product buybacks and how you accounted for such transactions. Please also tell us the authoritative literature supporting your accounting. Finally, tell us the value of the buybacks and how you originally accounted for the sale of the products related to the buybacks.

Liquidity and Capital Resources, page 21

3. We note that accounts receivable, net is 13.2% and inventory is 13.6% of your total assets as of August 31, 2005 and is also material to liquidity. As such, in future filings, please include an analysis of days sales outstanding and inventory turnover rates, respectively, for each period presented and explain any material variances. Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

4. In future filings, please disclose in a footnote to your contractual obligations table that you have not included interest payments in the long-term debt obligation payment amounts.

Note 2.  Acquisitions, page 37

5. We note that you purchased Hydratight Sweeney on May 17, 2005 for
$94.4 million. Please provide us with your calculations of the significance tests in Article 3-05 of Regulation S-X for your acquisition of Hydratight Sweeney.

6. We note that you completed the acquisition of Key Components, Inc.
on December 27, 2004. We further note that you have allocated a portion of the purchase price to patents, customer lists and tradenames. Based on the Stock Purchase Agreement filed as an exhibit to your Form 8-K/A filed December 16, 2004 and Key Components, Inc.`s historical financial statements filed as an exhibit to your Form 8-K/A filed on January 4, 2005, it appears that you may have acquired additional intangible assets from this acquisition. Such additional identifiable intangible assets appear to be licensing agreements, non-compete agreements and trade secrets and other technical information. Please provide us with copies of the independent appraisal reports used to determine the fair value of your intangible assets when you allocated the purchase price for the Key
Components,
Inc. acquisition. Also, please tell us why you have not included a fair value for licensing agreements, non-compete agreements or trade secrets and other technical information. Please refer to paragraphs
39 and A14-A28 of SFAS 142 for guidance.

Note 3.  Accounts Receivable Securitization, page 40

7. In future filings, please include disclosure for the key assumptions you are using in estimating the fair value of your retained interest in the trade accounts receivable subject to the securitization program, such as allowance for doubtful accounts. Refer to paragraph 17.f.(3) of SFAS 140 for guidance.

Note 5.  Debt, page 42

8. Your $150 million 2% Convertible Notes due 2023 were registered with us on Form S-3, and are guaranteed by certain of your domestic subsidiaries. Please clarify for us whether the disclosures outlined in Article 3-10 of Regulation S-X are applicable.

Note 13.  Business Segment, Geographic and Customer Information,
page
57

9. We note that you acquired Key Components, Inc. on December 27, 2004, which reported two operating segments, mechanical engineered components and electrical components, in its historical financial statements. Furthermore, from your disclosure in MD&A for the tools
& supplies segment, industrial tools (i.e., hydraulics) sales growth increased whereas electrical sales declined. In addition, the engineered solutions segment appears to experience differing gross profit margins and trends for RVs and trucks. As such, it is not clear how you determined that you only have two operating segments and two reportable segments. As such, please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis (e.g., daily, weekly, monthly, quarterly, annually, etc.). See the guidance in paragraph 10 of SFAS 131.

Form 10-Q for the quarter ended November 30, 2005

Exhibits 31.1 and 31.2

10. In future filings, please ensure the language included in your certifications required under section 302 of the Sarbanes-Oxley Act conform to the language per Release No. 33-8238, specifically the phrase, "(the registrant`s fourth fiscal quarter in the case of an annual report)," in item 4.d.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;

?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with respect to the filing; and

?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, or in her absence, Al Pavot at (202) 551-3738 or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,




Nili Shah
Accounting Branch Chief
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Andrew G. Lampereur
Actuant Corporation
February 2, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE